January 16, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:  JNL Series Trust (File No. 811-8894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes a Notice of Special Meeting of Shareholders of the Curian/Aberdeen Latin America Fund, Curian/Ashmore Emerging Market Small Cap Equity Fund, and the Curian/Schroder Emerging Europe Fund, which are all series of the Curian Variable Series Trust (the "Acquired Funds"), an Information Statement, a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders of the Acquired Funds (the "Meeting").  The Meeting is being held to request approval of the reorganization of the Acquired Funds into a certain series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on February 19, 2015.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Susan S. Rhee
Vice President, Counsel & Secretary

Enclosure